40 - 33

811-2699
(Growth)
Branch 18


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL RECEIVED
PROCESSING
SEP 13 2005
WASH, D.C.
213
SECTION

September 7, 2005



05064662

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313) and INVESCO Funds Group, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Answer of A I M Distributors, Inc. and INVESCO Distributors, Inc. to the First Consolidated Complaint** in *Lawrence Zucker, et al. v A I M Advisors, Inc.* and *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures


PROCESSED
SEP 29 2005
THOMSON

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Zucker v AIM\Corr\L-090705SEC.doc
090705 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/Class A, AIM Small Cap Growth Fund/Class B, AIM Small Cap Growth Fund/Class C,	:	
-against-	:	Civil Action No. H-03-5653
A I M DISTRIBUTORS, INC.	:	(consolidated for pre-trial purposes)
STANLEY LIEBER, On Behalf of INVESCO Core Equity Fund/Investor Class and INVESCO Health Science Fund/Investor Class,	:	
-against-	:	
INVESCO DISTRIBUTORS, INC. and A I M DISTRIBUTORS, INC.	:	

ANSWER OF A I M DISTRIBUTORS, INC. AND INVESCO DISTRIBUTORS, INC. TO THE FIRST CONSOLIDATED COMPLAINT

Defendants A I M Distributors, Inc. and INVESCO Distributors, Inc. deny each and every allegation in the First Consolidated Complaint (the "Complaint") unless expressly admitted or otherwise responded to as follows:

Paragraph of Complaint	Response
1	Deny, except admit that Plaintiffs purport to bring this action for the benefit of investors in AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C, INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv.

2 Deny.

3 Deny.

4 Deny, except assert that Plaintiffs purport to bring a claim under § 36(b) of the Investment Company Act of 1940.

5 Decline to respond to allegations of law.

6 Deny, except admit that venue is proper in the Southern District of Texas.

7 Deny knowledge or information sufficient to form a belief as to the truth of the allegations.

8 Deny knowledge or information sufficient to form a belief as to the truth of the allegations.

9 Deny, except admit the allegations in the first sentence.

10 Deny, except admit the allegations in the first sentence.

11 Deny, except admit that INVESCO Funds Group, Inc. served as investment advisor to the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv until approximately November 1, 2003 when A I M Advisors, Inc. became the investment advisor to those funds.

12 Deny, except admit the allegations in the first two sentences.

13 Deny, except decline to respond to the allegations of law in the first sentence.

14 Deny, except admit that A I M Advisors, Inc. and INVESCO Funds Group, Inc. have been paid fees pursuant to advisory agreements.

15 Deny.

16 Deny, except assert that AIM Small Cap Growth Fund/A, INVESCO Health Science Fund/Inv and INVESCO Core Equity Fund/Inv have paid fees pursuant to 12b-1 plans for shareholder services since being offered on a limited basis to certain investors.

17 Deny.

18 Deny, except admit that Plaintiffs purport to seek to enjoin the Defendants "from collecting any additional 12b-1 fees relating to marketing and distribution from those Closed Funds that remain closed to new investors."

19 Repeat and reallege their responses to the paragraphs incorporated by reference in the paragraphs herein.

20 Deny.

21 Decline to respond to allegations of law.

22 Deny.

23 Deny.

24 Deny.

25 Deny.

First Affirmative Defense

The Complaint fails to state a claim upon which relief may be granted.

Second Affirmative Defense

The challenged fees are fair and not disproportionately large in relation to the services rendered.

Third Affirmative Defense

Plaintiffs lack standing to bring claims on behalf of Funds or classes of Funds which they do not own.

Fourth Affirmative Defense

A majority of the disinterested Trustees/Directors approved the challenged fees as fair and reasonable.

Fifth Affirmative Defense

Plaintiffs, by purchasing shares of particular Funds and reinvesting, agreed with, accepted, endorsed, ratified and otherwise approved the level of challenged fees. Accordingly, Plaintiffs are estopped and otherwise barred from complaining about the challenged fees.

Sixth Affirmative Defense

The challenged fees are expressly permitted by the National Association of Securities Dealers Rule 2830 and NASD Notice to Members 93-12.

Seventh Affirmative Defense

The Investment Company Act prohibits recovery of any damages allegedly incurred prior to one year before this action was instituted.

Eighth Affirmative Defense

Defendants were not "recipients" of challenged fees and, as such, they cannot be held liable for damages under § 36(b)(3) of the Investment Company Act.

Wherefore, Defendants A I M Distributors, Inc. and INVESCO Distributors, Inc. demand judgment dismissing the Complaint and awarding them their costs, attorneys' fees and such other and further relief as this Court deems just and proper.

Dated: September 6, 2005

POLLACK & KAMINSKY

By: /s/ Daniel A. Pollack
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
212/575-4700 Telephone
212/575-6560 Facsimile

GIBBS & BRUNS, L.L.P.

Michael K. Oldham
Sam W. Cruse
Sydney G. Ballesteros
1100 Louisiana, Suite 5300
Houston, Texas 77002
713/751-5268 Telephone
713/750-0903 Facsimile

Charles S. Kelley
TBA No. 11199580
S.D. Tex. #14344
Mayer, Brown, Roe & Maw LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Attorneys for Defendants

Attorneys for Defendants A I M Distributors, Inc. and INVESCO Distributors, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. A I M ADVISORS, INC. et al., Defendants.	§	

CERTIFICATE OF SERVICE

I hereby certify that on September 6, 2005, true and correct copies were served upon the following counsel of record via facsimile :

- **Answer of AIM Distributors, Inc. and Invesco Distributors, Inc. to the First Consolidated Complaint.**

Gretchen F. Cappio
Michael D. Woerner
Lynn Lincoln Sarko
Tana Lin
Keller Rohrback LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

1573171\1

Robin L. Harrison
Campbell Harrison, LLP
909 Fannin, Suite 400
Houston, TX 77010

By: /s/ Daniel A. Pollack
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Michael K. Oldham
TBA #00798405
S.D. Tex. #21486
Gibbs & Bruns, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Charles S. Kelley
TBA No. 11199580
S.D. Tex. #14344
Mayer, Brown, Roe & Maw LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Attorneys for Defendants

157317\1